

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (312/862-2200)

May 20, 2011

Michael B. Clauer
Executive Vice President and Chief Financial Officer
BWAY Parent Company, Inc.
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re:** **BWAY Parent Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 25, 2011**
> **File No. 333-173712**

Dear Mr. Clauer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 10.125%/10.875% senior PIK toggle notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Inside Front Cover Page

2. Please revise the cover page to include the $91,918,367 senior PIK toggle notes. See Item 501(b)(2) of Regulation S-K.

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Market and Industry Data, page 5

4. We note your statements relating to industry and market data used in the prospectus. For example, you state that neither you nor the initial purchasers have independently verified the third-party data and nor have you or the initial purchasers ascertained the underlying economic assumptions relied on therein. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Expiration Date; Withdrawal of Tender, page 6

5. We note that any Old Notes not accepted for exchange for any reason will be returned as promptly as possible after the expiration or termination of the Exchange Offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer , as applicable. Please revise here and throughout the document as necessary. We note the disclosure on page 29.

Summary Historical Condensed Consolidated Financial Data, page 13
Selected Historical Consolidated Financial Information, page 47

6. We note that you exclude depreciation and amortization expense from your presentation of cost of products sold. Given this, please remove the gross profit line item. Refer to SAB Topic 11B and Item 10(e)(1)(ii)(C).

Disclosure Regarding Forward-Looking Statements, page 26

7. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 29

8. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

9. You reserve the right "to delay accepting any Old Notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 33

10. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as "proposed" or "threatened" actions, or prospective changes which have "been threatened in [your] business "as it is unclear how they could be objectively determined.

Management's Discussion and Analysis, page 51
Results of Operations, page 57

11. To the extent that you use the terms gross profit or gross margin and gross profit % or gross margin % in MD&A, which exclude depreciation and amortization expense, because these measures are used by management in evaluating segment and overall performance, please revise your presentation to change the titles of these non-GAAP measures as its inclusion may be confusing or misleading to investors. Refer to Item 10(e)(1)(ii)(C).

12. It appears that certain narrative provided in your results of operations does not correspond with the tables appearing in the same section. In this regard, please advise or consider revising your document to:

- Move the narrative you provided on page 64, titled "Fiscal year 2010, fiscal year 2009 and fiscal year 2008" with the table on page 58, under the title "Combined Fiscal 2010 and Fiscal 2009 and 2008;

- Move the narrative on page 60 under the titles "Net Sales" and "Cost of Products Sold and Gross Margin" to the section titled "Period from June 16, 2010 to September 30, 2010" since the disclosures discuss the periods from June 16, 2010 to September 30, 2010 and do not appear to correspond to net sales by segment tables for the first quarter 2011 and first quarter 2010.

Liquidity and Capital Resources, page 70
Old Notes, page 71

13. Please expand your disclosure to discuss the restrictions on your subsidiaries' ability to pay dividends and loan monies to you for the purpose of servicing your debt, and how you intend to meet your interest obligations given such restrictions.

Senior Secured Credit Facilities, page 72

14. We refer to your discussion of the maximum consolidated total net leverage ratio on page 73. The table you provide which sets forth leverage ratio does not appear to correspond to the information you provided in Note 8 on page F-12 and Note 10 on page F-48. Please advise or revise accordingly.

15. Please expand your disclosure to also discuss the minimum consolidated interest coverage ratio financial covenant.

16. We note the significant financial covenants related to your senior secured credit facilities. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, the actual ratios for the consolidated interest coverage ratio and the consolidated total net leverage ratio in addition to the minimum/maximum ratios permitted at each reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification.

Executive and Director Compensation, page 99

Base Salary, page 101

17. We note disclosure that in fiscal 2010, base salary for each of your officers was increased 3%. However, we note disclosure in the summary compensation table that the salary of Mr. Clauer increased from $300,000 in 2009 to $407,000. Please revise to explain this increase in Mr. Clauer's base salary.

Short-Term Incentive, page 101

18. Please revise to disclose your Adjusted EBITDA and ROIC goals and clearly explain how these metrics resulted in the short-term incentive payments to each of your named executive officers disclosed in the summary compensation table.

Where You Can Find More Information, page 183

19. Please revise to provide information pursuant to Item 101(e)(2) of Regulation S-K.

Financial Statements, page F-1

General

20. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Unaudited Condensed Consolidated Financial Statements, page F-2

Note 13 – Commitments and Contingencies, page F-22
Environmental, page F-22

21. You disclose that your environmental "accruals are estimates and future expenditures may exceed these amounts." Please tell us and disclose whether it is reasonably possible that you could incur material losses in excess of amounts accrued. If so, please revise your registration statement to disclose the amount or range of reasonably possible losses in excess of amounts accrued.

Audited Condensed Consolidated Financial Statements, page F-28

Note 12 – Share-Based Compensation, page F-54

22. We note that you estimated the fair value of your common stock to be $10.00 per share at September 30, 2010 and subsequently, in January 2011, estimated the fair value to be $5.29 per share. Please tell us and disclose how you determined the fair value of your common stock, including whether you used valuation specialist in such determination, and the reason for the change in the fair value.

Note 15 – Employee Benefit Obligations, page F-61

23. Please revise your note to provide the target allocation percentages or range of percentages for each of the asset classes of your defined benefit plan assets. Refer to FASB ASC 715-20-50-1 for guidance.

24. We note your reference on page F-64 to a third party valuation firm who assisted you in determining the fair value of the deferred annuity contract pension plan assets. In this regard, if you choose to retain this reference, please revise your registration statement to identify the third party by name and file their consent with your Form S-4 as required by Rule 436(b) of Regulation C.

Note 19 – Business Segments, page F-72

25. Please expand your disclosure to provide revenue by product as provided in FASB ASC 280-10-50-40.

Signatures, page S-1

26. Please revise to include the signature of the controller or principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions 1 and 2 of Form S-4.

Item 21. Exhibits and Financial Statement Schedules, page E-1

27. Please refile your credit agreement and amendment no.1 to the credit agreement, exhibits 10.29 and 10.30, in their entirety, including all schedules and exhibits. In this regard, we note that Item 601(b)(10) does not permit exclusion of exhibits or schedules.

Exhibit 5.1 – Opinion of Kirkland & Ellis LLP

28. We note counsel's statement, among others, that counsel does not express any opinion as to the applicability of, compliance with, or effect of public policy considerations that may limit the rights of parties to obtain "certain remedies" (see clause (iii) in the second paragraph of page two of the opinion). Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in clause (ii) of the same paragraph. We may have additional comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Carol Anne Huff, Esq. (*Via Facsimile 312/862-2200*)
        Kirkland & Ellis LLP
        300 North LaSalle Street
        Chicago, Illinois 60654